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                                                                       EXHIBIT 8

                    [LETTERHEAD OF WARBURG DILLON READ LLC]

                                                                 October 2, 1998

The Board of Directors
FemRx, Inc.
1221 Innsbruck Drive
Sunnyvale, CA 94089

     We understand that Johnson & Johnson ("Johnson & Johnson" or the "Acquirer") is considering a transaction whereby the Acquirer will acquire control of FemRx, Inc. ("FemRx" or the "Company"). Pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), the Acquirer will make an all-cash tender offer for all of the issued and outstanding shares of the common stock of FemRx for an aggregate amount of approximately $22.0 million (the "Consideration"), or approximately $2.35 per share (the "Transaction").

     The terms and conditions of the Transaction are more fully set forth in the Merger Agreement to be dated October 2, 1998.

     You have requested our opinion as to whether, as of the date hereof, the Consideration to be paid by the Acquirer to the Company in the Transaction is fair, from a financial point of view, to the holders of the Company stock (the "Opinion").

     Warburg Dillon Read LLC ("WDR") and its predecessors have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee upon the consummation thereof. In the past, WDR and its predecessors have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, WDR, its predecessors and affiliates may have traded securities of the Company for their own accounts and, accordingly, may at any time hold a long or short position in such securities.

     Our Opinion does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender the shares of the Company's common stock in the Transaction.

     At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. In rendering this Opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined, and that the Acquirer and the Company will comply with all the material terms of the Merger Agreement.

     In arriving at our Opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company, (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by the management of the Company, that were provided to us by the Company and not publicly available,
(iii) conducted discussions with members of the senior management of the Company, (iv) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business which we believe to be generally comparable to those of the Company, (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant, (vi) reviewed the historical market prices of the Company's common stock, (vii) reviewed drafts of the Merger Agreement, and (viii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

     In connection with our review, at your direction, we have not assumed any responsibility for independent verification for any of the information reviewed by us for the purpose of this Opinion and have, at your direction, relied on its being complete and accurate in all material respects. In addition, at your direction, we
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have not made or received any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and projections referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to its future performance. Our Opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of October 1, 1998.

     Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the Consideration to be offered by the Acquirer to the stockholders of the Company in the Transaction is fair, from a financial point of view, to such stockholders.

                                          Very truly yours,

                                          /s/ WARBURG DILLON READ LLC
                                          Warburg Dillon Read LLC